

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 17, 2018

Via E-mail
Edward W. Wilhelm
Chief Financial Officer
The Finish Line, Inc.
3308 North Mitthoeffer Road
Indianapolis, IN 46235

**Re:    The Finish Line, Inc.**
**Form 10-K for the Fiscal Year Ended February 25, 2017**
**Filed April 25, 2017**
**File No. 000-20184**
**Form 8-K Filed December 21, 2017**
**File No. 001-38194**

Dear Mr. Wilhelm:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 25, 2017

Notes to Consolidated Financial Statements
1.  Significant Accounting Policies
Cost of Sales, page 45

1.     We note your disclosure that you do not include the costs associated with operating distribution center and freight within cost of sales.  To enhance an investor's understanding, please revise to further describe the nature of these costs and the related amounts for the periods presented.

<u>Form 8-K Filed December 21, 2017</u>
<u>Exhibit 99.1</u>

2.      We note you have provided forward looking non-GAAP financial measures for the fourth quarter and 53-week fiscal year ending March 3, 2018.  Please tell us why you have not presented the most directly comparable GAAP measure and the quantitative reconciliation with respect to the forward-looking non-GAAP measure as required by Item 10(e)(1)(i) of Regulation S-K.  Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations updated on October 17, 2017.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining